gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

February 8, 2006

Mail Stop 3561

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Technology Integration Group, Inc. (“TIG”)

Registration Statement Form SB-2/A-1

File No.: 333-130768

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are either made in response to staff comments on the initial filing or represent an updating of material previously filed to reflect any developments in Technology Integration Group’s business.  The paragraph numbers below correspond to the numbered comments in your January 27, 2006 letter of comment.

Prospective Cover Page

1.

We have removed the fourth and fifth sentences in the second paragraph and the last three sentences in paragraph three of the cover page and added the information to a new paragraph in the Prospectus Summary.

Prospectus Summary

2.

We have added disclosure about our losses, the fact that we may not be profitable in the future and the substantial doubt about our ability to continue as a going concern that our auditors expressed in their report on our 2005 financial statements in the third paragraph of the Prospectus Summary.

________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 8, 2006

Re:

Technology Integration Group, Inc.

Registration Statement Form SB-2/A-1

File No.: 333-130768

3.

We have added disclosure that all of our business involves our president, Cosimo J. Patti, obtaining engagements in the financial services industry. These engagements are subcontracted or referred by us to independent consultants who perform the work.  We are generally not entitled to receive a fee on these engagements until the independent consultants are paid.

Risk Factors

4.

We have added Risk Factor #18 with the requested disclosure.

5.

We have edited the headings throughout the Risk Factor section.

FSI has limited financial resources…

6.

We have modified our disclosure to make clear that we must maintain the current level of engagements to continue our operations at their current level. TIG will require cash from operations or some outside financing to expand our business. There can be no assurance that our level of engagements will not decline or that our operations will generate sufficient cash or that outside financing will be available or found.

Selling Stockholders

7.

The requested disclosure has been made.

Management’s Discussion and Analysis or Plan of Operations

8.

We have added the requested disclosure in the first paragraph of “operations.”

9.

We have added disclosure on material matters outside trends that can impact our business is applicable.

________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 8, 2006

Re:

Technology Integration Group, Inc.

Registration Statement Form SB-2/A-1

File No.: 333-130768

Operations

10.

We have disclosed that the independent contractor normally bills and collects the fees from the end client. We are generally not entitled to our fees until the contractor collects its fees.

11.

The two entities that accounted for substantially all of our revenues were SIG Consulting Group and American Oriental Bioengineering, Inc.  We have not disclosed and do not wish to disclose names of customers accounting for 10% or more of TIG revenues in our prospectus since we do not want competitors soliciting such firms which may occur if firms’ names are made public.

We are not aware of any SEC Rule or Regulation requiring such disclosure and would appreciate your cooperation regarding the Company’s non-disclosure position.

12.

We have added the disclosure in Operations.

13.

We have disclosed the practical limitations brought about by Mr. Patti’s personal financial resources in “Liquidity.”

Operations

14.

We have disclosed that the most typical engagements involve companies in the financial services industry and consist of evaluating general business models, corporate structures and management design, and back office processing functions.

15.

We have described our critical accounting policies, In particular, we have disclosed that because of our limited nature of operations, we have not had to make material assumptions or estimates other than our assumption that we are a going concern. In most cases, we are not entitled to fees unless our independent contractor has completed the engagement and collected the fee. We do not recognize income until that happens. Therefore, collectibility is generally not an uncertainty. We also do not have material amounts of other assets so valuation and useful life issues do not impact us currently.

________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 8, 2006

Re:

Technology Integration Group, Inc.

Registration Statement Form SB-2/A-1

File No.: 333-130768

Liquidity

16.

We have disclosed that we need approximately $150,000 in cash to support our operations, perform limited marketing efforts and meet the minimum costs of being a public company. The cash flow generated by our business in recent years, if continued in the future, appears sufficient to meet minimum operating cash requirements over the next 12 months but will not cover all of the costs of this offering or permit us to expand our business operations.

Business

17.

We have disclosed the timeframe and fees for each project listed.  See also No. 11 above regarding client disclosure.

Balance Sheet

18.

We have modified the balance sheets at June 30, 2005 and September 30, 2005, as well as the Statement of Shareholders’ Equity and the Summary financial Information to give effect to your interpretation of the guidance set forth in SAB Topic 4:G. We have also added some disclosure to Note 6.

Statement of Cash Flows for the three months ended September 30, 2005 and 2004

19.

The overdraft in 2005 has been reclassified to be reflected as a financing activity. There was no overdraft in 2004.

Notes to the Financial Statements, September 30, 2005 and 2004

20.

We have disclosed that all adjustments considered necessary by management for a fair presentation consisted of normal recurring adjustments.

21.

We have added a footnote that discloses that the overdraft at September 30, 2005 involved a delay in receiving an expected cash receipt. It was approved by the bank as an accommodation and was cleared during the first week of October 2005.

________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 8, 2006

Re:

Technology Integration Group, Inc.

Registration Statement Form SB-2/A-1

File No.: 333-130768

Item 27 – Exhibits

Exhibit 5.1 – Opinion of Gary B. Wolff, P.C.

22.

The opinion of Gary B. Wolff has been revised to indicate that the shares being offered are already issued and outstanding.

Exhibit 23.1 – Consent of Most & Company, LLP

23.

We have included an updated consent from Most & Company, LLP.

Item 28 - Undertakings

24.

Undertakings have been revised to conform with the new undertakings that became effective on December 1, 2005.

If you have any questions or require anything further, please feel free to call me at

212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

GBW:hk

Enclosure

cc:

Technology Integration Group, Inc.

Most & Company, LLC

________________________________________________________________